SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2


                            Lyondell Chemical Company
          ------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                     552078
          ------------------------------------------------------------
                                 (CUSIP Number)


                            Donald P. de Brier, Esq.
                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024
                                 (310) 208-8800
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 7, 2003
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                               Page 1 of 14 Pages

                                CUSIP No. 552078
                                          ------

(1)  Names of reporting persons.                                 Occidental Petroleum Corporation
     I.R.S. Identification Nos. of above persons (entities       95-4035997
     only).

(2)  Check the appropriate box if a member of a group            (a)

     (see instructions)                                          (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                         OO, WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                       Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.                                     0

     (8)  Shared voting power.                                   44,010,972 (including 2,700,000 shares of
                                                                 regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

     (9)  Sole dispositive power.                                0

     (10) Shared dispositive power.                              44,010,972 (including 2,700,000 shares of
                                                                 regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

(11) Aggregate amount beneficially owned by each                 44,010,972 (including 2,700,000 shares of
     reporting person                                            regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row               24.2%
     (11).

(14) Type of reporting person (see instructions).                CO


                               Page 2 of 14 Pages

                                CUSIP No. 552078
                                          ------

(1)  Names of reporting persons.                                 Occidental Petroleum Investment Co.
     I.R.S. Identification Nos. of above persons (entities       95-2584267
     only).

(2)  Check the appropriate box if a member of a group            (a)

     (see instructions)                                          (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                         OO, WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                       California

Number of shares beneficially owned by each reporting person with:

     (7)    Sole voting power.                                   0

     (8)    Shared voting power.                                 44,010,972 (including 2,700,000 shares of
                                                                 regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

     (9)    Sole dispositive power.                              0

     (10)   Shared dispositive power.                            44,010,972 (including 2,700,000 shares of
                                                                 regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

(11) Aggregate amount beneficially owned by each                 44,010,972 (including 2,700,000 shares of
     reporting person                                            regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row               24.2%
     (11).

(14) Type of reporting person (see instructions).                CO


                               Page 3 of 14 Pages

                                CUSIP No. 552078
                                          ------

(1)  Names of reporting persons.                                 Occidental Chemical Holding Corporation
     I.R.S. Identification Nos. of above persons (entities       95-2865897
     only).

(2)  Check the appropriate box if a member of a group            (a)

     (see instructions)                                          (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                         OO, WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                       California

Number of shares beneficially owned by each reporting person with:

     (7)    Sole voting power.                                   0

     (8)    Shared voting power.                                 44,010,972 (including 2,700,000 shares of
                                                                 regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

     (9)    Sole dispositive power.                              0

     (10)   Shared dispositive power.                            44,010,972 (including 2,700,000 shares of
                                                                 regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

(11) Aggregate amount beneficially owned by each                 44,010,972 (including 2,700,000 shares of
     reporting person                                            regular Common Stock, 36,310,972 shares
                                                                 of Series B Common Stock and 5,000,000
                                                                 shares of Lyondell regular Common Stock
                                                                 issuable upon exercise of a warrant)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row               24.2%
     (11).

(14) Type of reporting person (see instructions).                CO


                               Page 4 of 14 Pages

ITEM 1.   SECURITY AND ISSUER.

Title of class of equity security:           Series B Common Stock
                                             Common Stock

Issuer:                                      Lyondell Chemical Company

Address of principal executive offices:      1221 McKinney Street, Suite 700
                                             Houston, Texas 77010

     This Schedule relates to the regular Common Stock of Lyondell, the Series B Common Stock of Lyondell, and a warrant to acquire shares of the regular Common Stock of Lyondell. For reporting purposes, the Reporting Person has treated the Series B Common Stock of Lyondell as being part of the same class under Section 12 of the 1934 Act as the regular Common Stock of Lyondell.


ITEM 2.   IDENTITY AND BACKGROUND.

Occidental Petroleum Corporation ("Occidental"):
------------------------------------------------

     state of organization:        Delaware

     principal business:           engaged, through its subsidiaries and
                                   affiliates, in the production, development and marketing of natural resources and chemicals

     principal business address:   10889 Wilshire Boulevard
                                   Los Angeles, California 90024

Occidental Petroleum Investment Co. ("OPIC"):
---------------------------------------------

     state of organization:        California

     principal business:           holding company

     principal business address:   10889 Wilshire Boulevard
                                   Los Angeles, California 90024

Occidental Chemical Holding Corporation ("OCHC"):
-------------------------------------------------

     state of organization:        California

     principal business:           holding company

     principal business address:   10889 Wilshire Boulevard
                                   Los Angeles, California 90024


                               Page 5 of 14 Pages

     The name, business address, and current principal occupation or employment of each of the executive officers and directors of Occidental, OPIC and OCHC (collectively, the "Companies") are set forth below. Unless otherwise indicated, the business address of each such person is 10889 Wilshire Boulevard, Los Angeles, California 90024. All such persons listed below are citizens of the United States except Mr. Syriani, who is a citizen of Lebanon; Dr. Segovia, who is a citizen of Colombia; and Mr. Feick, who is a citizen of Canada. Directors of Occidental are identified by an asterisk (*).

Name and Business Address                    Present Principal Occupation or Employment
-------------------------                    ------------------------------------------
Ray R. Irani*                                Chairman of the Board and Chief Executive Officer of
                                             Occidental

Ronald W. Burkle*                            Managing Partner and majority owner of The Yucaipa
9130 West Sunset Boulevard                   Companies
Los Angeles, California 90069

John S. Chalsty*                             Chairman, Muirfield Capital Management, LLC
10 Rockefeller Center, 8th Floor
New York, New York 10020

Stephen I. Chazen                            Chief Financial Officer and Executive Vice President -
                                             Corporate Development of Occidental

Donald P. de Brier                           Executive Vice President, Secretary and General
                                             Counsel of Occidental

Edward P. Djerejian*                         Director, James A. Baker III Institute for Public Policy
Rice University, MS-40
6100 Main Street
Houston, Texas 77005-1892

S. P. Dominick, Jr. (1)(2)                   Vice President and Controller of Occidental; President
                                             of OPIC

R. Chad Dreier*                              President and Chief Executive Officer, The Ryland
24025 Park Sorrento, Suite 400               Group
Calabasas, California 91302

John E. Feick*                               President and Chief Executive Officer of Matrix
230, 319-2nd Avenue, SW                      Solutions, Inc.
Calgary, Alberta, Canada T2P OC5

Richard W. Hallock                           Executive Vice President - Human Resources of
                                             Occidental

J. R. Havert (1)(2)                          Vice President and Treasurer of Occidental; Vice
                                             President and Treasurer of OPIC; Vice President and
                                             Treasurer of OCHC


                               Page 6 of 14 Pages

Name and Business Address                    Present Principal Occupation or Employment
-------------------------                    ------------------------------------------
Kenneth J. Huffman                           Vice President - Investor Relations of Occidental

Scott A. King (2)                            Vice President and General Counsel of OCHC
5005 LBJ Freeway
Dallas, Texas 75244

Dale R. Laurance*                            President of Occidental

Anthony R. Leach                             Vice President - Finance of Occidental; Executive Vice
                                             President of OCHC

Irvin W. Maloney*                            Retired Chairman and Chief Executive Officer,
                                             Dataproducts Corporation

Robert M. McGee                              Vice President of Occidental

Lawrence P. Meriage                          Vice President - Communications and Public Affairs of
                                             Occidental

Donald L. Moore                              Vice President and Chief Information Officer of
5 East Greenway Plaza                        Occidental
Houston, Texas 77046-0504

John W. Morgan                               Executive Vice President - Operations of Occidental;
                                             Vice President of OPIC

R. Casey Olson                               Vice President of Occidental
5 East Greenway Plaza
Houston, Texas 77046-0504

Linda S. Peterson (1)                        Assistant Secretary of Occidental; Vice President and
                                             Secretary of OPIC; Vice President and Assistant
                                             Secretary of OCHC

Rodolfo Segovia*                             Member of Executive Committee of Inversiones
Carrera 9A No. 99-02 OF. 1001                Sanford
Santafe de Bogota, D.C. Colombia

Richard A. Swan                              Vice President - Health, Environment and Safety of
                                             Occidental

Aziz D. Syriani*                             President and Chief Operating Officer of The Olayan
505 Park Avenue - 11th Floor                 Group
New York, New York 10022


                               Page 7 of 14 Pages

Name and Business Address                    Present Principal Occupation or Employment
-------------------------                    ------------------------------------------
Rosemary Tomich*                             Owner of the Hope Cattle Company and the A.S.
                                             Tomich Construction Company; Chairman of the Board
                                             of Directors and Chief Executive Officer, Livestock
                                             Clearing, Inc.

Aurmond A. Watkins, Jr.                      Vice President - Tax of Occidental; Vice President of
                                             OCHC

Walter L. Weisman*                           Past Chairman and Chief Executive Officer of
P.O. Box 18017                               American Medical International, Inc.
Beverly Hills, California 90209

------------------
(1)  Director of OPIC
(2)  Director of OCHC


     During the last five years, none of the Companies or the natural persons named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Occidental will pay Credit Suisse First Boston ("CSFB") $33,480,000 in cash to consummate its purchase of 2,700,000 shares of Lyondell's regular Common Stock. The transaction's expected closing date is October 14, 2003. The source of these funds is the working capital of Occidental and its subsidiaries.

     Occidental did not transfer any funds in exchange for the 594,180 shares of Series B Common Stock of Lyondell described in Item 5(c), below. The securities constituted stock dividends.

     On August 22, 2002, Occidental paid Lyondell $440 million pursuant to a Securities Purchase Agreement, dated as of July 8, 2002, between Lyondell and OCHC (the "Securities Purchase Agreement") and received 34 million shares of Series B Common Stock and 5,000,000 shares of regular common stock issuable upon exercise of the Warrant for the Purchase of Shares of Common Stock (the "Warrant"). 1


--------------------------

     1 The $440 million came from general corporate funds received when Occidental sold to Lyondell three of its affiliates, which owned a 29.5% interest in Equistar Chemicals, LP.


                               Page 8 of 14 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

     As described in Item 5(c), (i) Occidental agreed to purchase 2,700,000 million shares of Lyondell's regular Common Stock from CSFB as part of a public offering of those shares and (ii) Occidental received 594,180 shares of Series B Common Stock of Lyondell as a dividend in place of a cash dividend. Pursuant to Lyondell's Certificate of Incorporation, Lyondell has the right to elect to pay dividends on its Series B Common Stock with additional shares of Series B Common Stock rather than cash.

     Directly and through OPIC and OCHC, Occidental currently holds its Lyondell shares for investment purposes only with a view toward maximizing long-term shareholder value for Occidental's shareholders and not for the purpose of controlling Lyondell.

     Other than as set forth above or in Item 6 of this Schedule 13D, Occidental currently has no plans that relate to, or would result in, any of the actions listed in clauses (a) through (j) of Item 4 of Schedule 13D. However, Occidental continuously reviews and analyzes its investments in each of its subsidiaries and other operations, including the Lyondell shares, in order to determine whether value for Occidental's shareholders is best served by holding those investments, increasing, disposing of, or monetizing those investments, or recapitalizing or otherwise restructuring those investments. With respect to the Lyondell shares, these reviews and analyses depend on a variety of factors, including without limitation, the price of, and other market conditions relating to, the Lyondell shares, the investment return on the Lyondell shares, Lyondell's business and prospects, other investment and business opportunities available to Occidental, general stock market and economic conditions, tax considerations, and other factors deemed relevant.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)  Occidental:         aggregate number of shares held:             44,010,972*
     -----------         percentage of class:                         24.2%

     OPIC:               aggregate number of shares held:             44,010,972*
     -----               percentage of class:                         24.2%

     OCHC:               aggregate number of shares held:             44,010,972*
     -----               percentage of class:                         24.2%

     None of the directors or executive officers listed in Item 2 above is the beneficial owner of Lyondell common stock, except Ray R. Irani and Stephen I. Chazen, each of whom holds 1,780 shares of restricted common stock, 1,780 shares of phantom stock (to be settled for cash upon vesting of the restricted common stock), and 1,044.6028 deferred stock units (to be settled


--------------------------
     * This number includes 2,700,000 shares of regular Common Stock, 36,310,972 shares of Series B Common Stock and 5,000,000 shares of regular Common Stock issuable upon exercise of the Warrant.


                               Page 9 of 14 Pages
for cash upon retirement). Each of Dr. Irani's and Mr. Chazen's holdings constitute less than one percent of Lyondell's common stock.

(b)  Occidental:         sole power to vote or direct the vote:                      0
     -----------         shared power to vote or direct the vote:                    44,010,972*
                         sole power to dispose or direct the disposition:            0
                         shared power to dispose or direct the disposition:          44,010,972*

     OPIC:               sole power to vote or direct the vote:                      0
     -----               shared power to vote or direct the vote:                    44,010,972*
                         sole power to dispose or direct the disposition:            0
                         shared power to dispose or direct the disposition:          44,010,972*

     OCHC:               sole power to vote or direct the vote:                      0
     -----               shared power to vote or direct the vote:                    44,010,972*
                         sole power to dispose or direct the disposition:            0
                         shared power to dispose or direct the disposition:          44,010,972*

     None of the directors or executive officers listed in Item 2 above is the beneficial owner of Lyondell common stock, except Ray R. Irani and Stephen I. Chazen, each of whom holds 1,780 shares of restricted common stock, 1,780 shares of phantom stock (to be settled for cash upon vesting of the restricted common stock), and 1,044.6028 deferred stock units (to be settled for cash upon retirement). Each of Dr. Irani's and Mr. Chazen's holdings constitute less than one percent of Lyondell's common stock.

(c) On October 7, 2003, Occidental entered into a letter agreement with CSFB (the "Letter Agreement") that obligates Occidental or one of its affiliates to purchase 2,700,000 shares of Lyondell regular Common Stock at $12.40 per share. Occidental will pay CSFB $33,480,000 in cash to consummate this transaction, which is expected to close on October 14, 2003. On September 30, 2003, Occidental received a stock dividend of 594,180 shares of Series B Common Stock of Lyondell.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Letter Agreement, in addition to agreeing to purchase the 2,700,000 shares of Lyondell regular Common Stock, Occidental agreed not to dispose of, or request registration of, any of its Lyondell shares for ninety days from the public offering date stated in


--------------------------
     * This number includes 2,700,000 shares of regular Common Stock, 36,310,972 shares of Series B Common Stock and 5,000,000 shares of regular Common Stock issuable upon exercise of the Warrant.


                              Page 10 of 14 Pages
the prospectus for Lyondell's public offering (the "Lock-Up Period"). The two Occidental officers who serve on Lyondell's board of directors (as described in more detail below) entered into separate agreements with CSFB that provided that they would not dispose of any of their Lyondell shares during the Lock-Up Period. Also in connection with the Letter Agreement, Occidental and Lyondell entered into a First Amendment to Stockholder's Agreement, dated as of October 7, 2003 (the "Amendment"). The Amendment provided a specific waiver of Occidental's obligations (stated in the Stockholder's Agreement) that it would not acquire, or agree to acquire, any Lyondell securities.

     Pursuant to the Securities Purchase Agreement, OCHC purchased from Lyondell a total of 34,000,000 shares of Lyondell's newly created Series B common stock. Pursuant to the Warrant, OCHC also received warrants to purchase an additional 5 million shares (the "Warrant Shares") of Lyondell's regular common stock for $25 per share. In exchange for the Lyondell securities, Occidental paid $440,000,000 in cash.

     As additional consideration for the transaction, Occidental will receive from Lyondell a contingent payment equal to 7.38% of cash distributions from Equistar for 2002 and 2003 up to a total of $35 million, to be paid either in cash or in Lyondell regular Common Stock or Series B Common Stock.

     Pursuant to a Stockholders Agreement, dated as of August 22, 2002 (the "Stockholders Agreement"), Lyondell has appointed to its board of directors two of Occidental's executive officers, Dr. Ray R. Irani (who also is an Occidental director) and Mr. Stephen I. Chazen. Unless Occidental obtains Lyondell's consent, the Stockholders Agreement prevents Occidental (a) from selling its Series B common stock or the Warrant Shares and (b) from converting its Series B common stock into regular Lyondell common stock for at least two years. In addition, the Stockholders Agreement generally requires Occidental to vote its Lyondell common stock in favor of the slate of directors proposed by Lyondell's management. The Stockholders Agreement will be effective as long as Occidental owns 17 million or more shares of Lyondell common stock.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1      Agreement Pursuant to Rule 13d-1(k)

     Exhibit 2 Securities Purchase Agreement, dated as of July 8, 2002, by and between Lyondell Chemical Company and Occidental Chemical Holding Corporation*

     Exhibit 3 Warrant for the Purchase of Shares of Common Stock, issued August 22, 2002*

     Exhibit 4 Stockholders Agreement, dated as of August 22, 2002, by and among Lyondell Chemical Company and the Stockholders as defined therein*


--------
*    Previously filed.


                              Page 11 of 14 Pages

     Exhibit 5      Letter Agreement dated as of October 7, 2003

     Exhibit 6 First Amendment to Stockholders Agreement, dated as of October 7, 2003


                              Page 12 of 14 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 10, 2003         OCCIDENTAL PETROLEUM CORPORATION


                         By:    /s/ J. R. HAVERT
                            ------------------------------------
                            Name:  J. R. Havert
                            Title: Vice President and Treasurer


                         OCCIDENTAL PETROLEUM INVESTMENT CO.


                         By:    /s/ J. R. HAVERT
                            ------------------------------------
                            Name:  J. R. Havert
                            Title: Vice President and Treasurer


                         OCCIDENTAL CHEMICAL HOLDING CORPORATION


                         By:    /s/ J. R. HAVERT
                            ------------------------------------
                            Name:  J. R. Havert
                            Title: Vice President and Treasurer


                              Page 13 of 14 Pages